Form 51-102F3
Material Change Report

Item 1	Name and Address of Company
Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2

Item 2	Date of Material Change
May 12, 2005.

Item 3	News Release
The news release was disseminated on May 12, 2005 by CCN Matthews using several broad distribution networks in North America and the United Kingdom.

Item 4	Summary of Material Change

Silver Standard Resources Inc. is pleased to report further results from diamond drilling of the Javelina Creek and Cordon Colorado zones at its wholly-owned Pitarrilla silver project in Durango, Mexico. The zones are among four drill-defined zones of silver mineralization at Pitarrilla.

Item 5	Full Description of Material Change
See attached news release 05-09.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
N/A

Item 7	Omitted Information
No omitted information.

Item 8	Executive Officer
Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.

Item 9	Date of Report
May 12, 2005.

May 12, 2005	Trading Symbols:
News Release 05-09	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD REPORTS FURTHER DIAMOND DRILL RESULTS FROM

PITARRILLA SILVER PROJECT IN MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report further results from diamond drilling of the Javelina Creek and Cordon Colorado zones at its wholly-owned Pitarrilla silver project in Durango, Mexico. The zones are among four drill-defined zones of silver mineralization at Pitarrilla.

Highlights from diamond drilling at these two zones include:

•	Hole BPD-03 at newly discovered Javelina Creek which intersected:
253.2 feet averaging 3.1 ounces of silver per ton (77.2 meters averaging 107.8 grams of silver per tonne) mineralized from surface similar to the Cordon Colorado and Peña Dyke zones;

•	Infill hole BPD-18 at Cordon Colorado which intersected:
186.0 feet averaging 3.8 ounces of silver per ton (56.7 meters averaging 130.7 grams of silver per tonne), including 74.9 feet averaging 6.9 ounces of silver per ton (22.8 meters averaging 238.1 grams of silver per tonne).

The Javelina Creek Zone is located at surface approximately 800 meters northeast of the recently discovered Breccia Ridge Zone (see news release dated May 9, 2005 for further details) and is flat-lying and mineralized from surface, similar to the Cordon Colorado and Peña Dyke zones. The selected holes reported in the table that follows were designed to define the geometry of silver mineralization at Javelina Creek discovered during prospecting in 2003.

Partial results from hole BPD-03, which is located in the center of the Javelina Creek Zone, were reported in a news release dated April 14, 2005. Results from BPD-06, the northernmost hole drilled to date in that zone, are notable due to its 350 meter distance to the north of BPD-03. BPD-06 intersected 99.7 feet averaging 1.9 ounces of silver per ton or 30.4 meters of 65.3 grams of silver per tonne.

At Cordon Colorado, the objective of diamond drilling was to provide infill drill data and to gain further information on the zone’s geologic setting. The diamond drilling confirmed grade and continuity of silver mineralization.

Two drills are currently on site and are focused on infill and extension drilling at Breccia Ridge Zone and Javelina Creek. Both zones are open along strike and at depth. Engineering studies and metallurgical testwork are ongoing.

In late 2003, Silver Standard reported the discovery of silver mineralization at Pitarrilla which was acquired by staking. Last fall, the company reported indicated silver resources at the Cordon Colorado and Peña Dyke zones totaling 16.5 million tonnes grading 113.5 grams of silver per tonne (60.2 million ounces of silver) and inferred silver resources of 4.8 million tonnes grading 85.1 grams of silver per tonne (13.1 million ounces of silver). Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program.

Silver Standard Resources Inc. is a well-financed silver resource company with $35.7 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments with a current market value of $24.0 million. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

SELECTED DIAMOND DRILL RESULTS

PITARRILLA, MEXICO, May 2005 *

Hole No.	Map Coordinates	From (in meters)	To (in meters)	Interval (in meters)	Silver Grade (in g/t)	Interval (in feet)	Silver Grade (in oz./ton)
Javelina Creek Zone
BPD-03(1)	4689E 1572N	14.2	91.4	77.2	107.8	253.2	3.1
	incl.	39.7	51.9	12.2	230.7	40.1	6.7
BPD-04(1)	4669E 1596N	0.0	27.3	27.3	136.6	89.6	4.0
		50.3	73.0	22.7	73.6	74.6	2.1
BPD-06	4458E 1811N	4.6	35.0	30.4	65.3	99.8	1.9
BPD-21	4570E 1504N	0.0	38.1	38.1	50.5	125.0	1.5
		57.9	68.5	10.6	75.9	34.9	2.2
		120.4	127.9	7.5	70.7	24.6	2.1
BPD-22	4500E 1520N	24.4	38.1	13.7	201.2	45.1	5.9
		163.1	172.2	9.1	57.8	30.0	1.7
Cordon Colorado Zone
BPD-18	3302E 0659N	0.0	56.7	56.7	130.7	186.0	3.8
	incl.	4.9	27.7	22.8	238.1	74.9	6.9
BPD-19	3203E 0686N	19.8	89.9	70.1	106.8	230.0	3.1

* True thicknesses to be determined. (1) Partial results previously reported.

Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 200 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.